UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

60 WALL STREET NEW YORK, NEW YORK	10005
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

Attention: Lynne Malina

Legal Department

60 Wall Street, 37th Floor

New York, New York 10005

(212) 250 – 0677

(Name, address and telephone number of agent for service)

Santander Drive Auto Receivables Trust 2014-2

(Exact name of obligor as specified in its charter)

Delaware	37-6566450
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Copies To:

Debt Securities

Asset Backed Notes of Santander Drive Auto Receivables Trust 2014-2

Item 1. General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

None

Item 3. -15. Not Applicable

Item 16. List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 business - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. - business - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of December 31, 2013. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 11th day of April, 2014.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Irene Siegel
Name:	Irene Siegel
Title:	Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Title of Bank NEW YORK City NY 10005 State Zip Code FDIC Certificate Number: 00623 FFIEC 031 Page 16 of 74 RC-1 Consolidated Report of Condition for Insured Banks and Savings Associations for December 31, 2013 All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter. Schedule RC—Balance Sheet Dollar Amounts in Thousands RCFD Tril Bil Mil Thou 1.a 1.b 2.a 2.b 3.a 3.b 4.a 4.b 4.c 4.d 5 6 7 8 9 l0.a l0.b 11 12 Assets 1. Cash and balances due from depository institutions (from Schedule RC-A): a. Noninterest-bearing balances and currency and coin (1) 0081 134,000 b. Interest-bearing balances (2) 0071 18,84,000 2. Securities: a. Held-to-maturity securities (from Schedule RC-B, column A) 1754 0 b. Available-for-sale securities (from Schedule RC-B, column D) 1773 14,000 3. Federal funds sold and securities purchased under agreements to resell: a. Federal funds sold in domestic offices RCON B987 123,000 b. Securities purchased under agreements to resell (3) RCFD B989 15,200,000 4. Loans and lease financing receivables (from Schedule RC-C): a. Loans and leases held for sale 5369 0 b. Loans and leases, net of unearned income B528 19,907,000 c. LESS: Allowance for loan and lease losses 3123 69,000 d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c) B529 19,838,000 5. Trading assets (from Schedule RC-D) 3545 362,000 6. Premises and fixed assets (including capitalized leases) 2145 43,000 7. Other real estate owned (from Schedule RC-M) 2150 2,000 8. Investments in unconsolidated subsidiaries and associated companies 2130 0 9. Direct and indirect investments in real estate ventures 3656 0 10. Intangible assets: a. Goodwill 3163 0 b. Other intangible assets (from Schedule RC-M) 0426 44,000 11. Other assets (from Schedule RC-F) 2160 1,154,000 12. Total assets (sum of items 1 through 11) 2170 55,759,000 Includes cash items in process of collection and unposted debits. Includes time certificates of deposit not held for trading. Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Title of Bank FDIC Certificate Number: 00623 FFIEC 031 Page 16a of 74 RC-la Schedule RC—Continued Dollar Amounts in Thousands RCON Tril Bil Mil Thou Liabilities 13. Deposits: a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I) 2200 38,271,000 13.a (1) Noninterest-bearing (4)6631 26,730,000 13.a.l (2) Interest-bearing 6636 11,541,000 13.a.2 b. In foreign offices, Edge and Agreement subsidiaries, and IBFs RCFN (from Schedule RC-E, part II) 2200 2,715,000 13.b (1) Noninterest-bearing 6631 290,000 13.b.l (2) Interest-bearing 6636 2,425,000 13.b.2 14. Federal funds purchased and securities sold under agreements to repurchase: RCON a. Federal funds purchased in domestic offices (5) B993 3,940,000 14.a RCFD b. Securities sold under agreements to repurchase (6) B995 0 14.b 15. Trading liabilities (from Schedule RC-D) 3548 11,000 15 16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M) 3190 59,000 16 17. and 18. Not applicable Includes noninterest-bearing demand, time, and savings deposits. Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.” Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Title of Bank FDIC Certificate Number: 00623 FFIEC 031 Page 17 of 7 RC-2 Dollar Amounts in Thousands RCFD Tril Bil Ml Thou Liabilities—Continued 19. Subordinated notes and debentures (1) 3200 0 19 20. Other liabilities (from Schedule RC-G) 2930 1,444,000 20 21. Total liabilities (sum of items 13 through 20) 2948 46,440,000 21 22. Not applicable Equity Capital Bank Equity Capital 23. Perpetual preferred stock and related surplus 3838 0 23 24. Common stock 3230 2,127,000 24 25. Surplus (excludes all surplus related to preferred stock) 3839 594,000 25 26. a. Retained earnings 3632 6,313,000 26.a b. Accumulated other comprehensive income (2) B530 82,000 26. b c. Other equity capital components (3) A130 0 26.C 27. a. Total bank equity capital (sum of items 23 through 26.c) 3210 9,116,000 27.a b. Noncontrolling (minority) interests in consolidated subsidiaries 3000 203,000 27. b 28. Total equity capital (sum of items 27.a and 27.b) G105 9,319,000 28 29. Total liabilities and equity capital (sum of items 21 and 28) 3300 55,759,000 29 Memoranda To be reported with the March Report of Condition. 1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external RCFD Number auditors as of any date during 2012 6724 N/A M.l (1)= Independent audit of the bank conducted in accordance with generally 4 = Directors’ examination of the bank conducted in accordance with accepted auditing standards by a certified public accounting firm generally accepted auditing standards by a certified public which submits a report on the bank accounting firm (may be required by state chartering authority) 2= Independent audit of the bank’s parent holding company conducted in 5 = Directors’ examination of the bank performed by other external accordance with generally accepted auditing standards by a certified auditors (may be required by state chartering authority) public accounting firm which submits a report on the consolidated 6 = Review of the bank’s financial statements by external auditors holding company (but not on the bank separately) 7 = Compilation of the bank’s financial statements by external auditors 3 = Attestation on bank management’s assertion on the effectiveness of the bank’s 8 = Other audit procedures (excluding tax preparation work) 9 = No external audit work internal control over financial reporting by a certified public accounting firm. To be reported with the March Report of Condition. RCON MM / DD 2. Bank’s fiscal year-end date 8678 N/A M.2 1 Includes limited-life preferred stock and related surplus. Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and accumulated defined benefit pension and other post retirement plan adjustments. 3 Includes treasury stock and unearned Employee Stock Ownership Plan shares.